QuickLinks -- Click here to rapidly navigate through this document

Exhibit 1

Stock Symbols: AEM (NYSE and TSX)	For further information: David Smith; Director, Investor Relations (416) 947-1212

(All dollar amounts expressed in U.S. dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

AGNICO-EAGLE DISCOVERS NEW GOLD ZONES AT PINOS ALTOS, KITTILA,
LAPA AND LARONDE / BOUSQUET

        Toronto (November 21, 2006) — Agnico-Eagle Mines Limited is pleased to provide an update on its 2006 exploration activities. Encouraging results have been received from several of the development properties in Finland, Mexico and Quebec, including results from outside of the currently contemplated mining areas.

It is anticipated that drilling at the current projects will enable Agnico-Eagle to reach it's 2008 target of 14 million to 15 million ounces of gold reserves. However, several of the recent discoveries are outside of the currently contemplated mining areas, supporting the thesis that gold reserves could continue to grow beyond this range in the next several years through further exploration. The entirety of Agnico-Eagle's gold reserves are located in mining friendly regions of low political risk and are close to major infrastructure.

With four new gold projects under development, and another exploration project in the feasibility study stage, Agnico-Eagle is aiming to triple its gold production in the next three years.

Highlights of the recent exploration include:

•
Infill drill holes at the Kittila project, Finland, encounter some of the thickest and richest drill intersections to date, including 20.4 metres grading 6.1 grams per tonne ("gpt") of gold.

•
Discovery of two new gold bearing zones north of the Kittila project site, including an intersection of 9.3 metres grading 8.1 gpt of gold.

•
Joint venture at Oijarvi (350 kilometres south of the Kittila project) extends gold mineralization at depth, including 7.1 metres grading 8.4 gpt gold and 70.2 gpt silver.

•
Strong infill drilling results at the main Santo Nino zone at the Pinos Altos project, Mexico, including 39.0 metres grading 6.3 gpt gold and 105.0 gpt silver.

•
Encouraging early results at the Carola zone, northwest of the Santo Nino zone, including a 45 metre long trench sample grading 3.5 gpt gold.

•
Discovery of the favourable Santo Nino gold structure two kilometres west of the current deposit outline suggests the potential for further discoveries in this direction.

•
High grade gold extension zone discovered to the west at Lapa, including an intersection of 9.7 metres grading 14.0 gpt.

•
Discovery of gold bearing massive sulphide mineralization at depth, below the Bousquet 2 shaft, adjacent to the LaRonde mine in northwestern Quebec.

"We believe these strong exploration results demonstrate the potential of our properties to add to our gold reserves and resources over the next two years." said Sean Boyd, Vice-Chairman and Chief Executive Officer. "Increasing our gold reserves and resources through focused drill programs is an important part of our strategy to strengthen our business and build value at Agnico-Eagle" added Mr. Boyd.

New Gold Zone Discovered at Kittila

While construction of the new Kittila gold project has been underway since the second quarter of 2006, Agnico-Eagle has continued exploration and diamond drilling activities along the 15 kilometre long Suurikuusikko Gold Trend. The company has also continued with infill drilling and minesite exploration, both at depth and immediately on strike of the Kittila deposit. Currently, six drill rigs are in operation on the property. Three drill rigs are dedicated to further definition of the current reserves, while the remaining three are focused on exploration.

Targets for the infill-drilling program in 2007 are in the Main zone and the Central Rouravaara zone. To date, the infill drill holes have confirmed the previous results. Some of the most interesting results were obtained in drill holes 06039 and 06018 which tested, respectively, the open pit sector of the Main zone, and the underground sector between the Main zone and the Central Rouravaara zone. Hole 06039 returned 8.9 grams of gold per tonne over 14.3 metres (true width) at a depth of 150 metres. Hole 06018 cut 16.2 grams of gold per tonne over 4.1 metres at a depth of approximately 150 metres.

Another significant gold result was from hole 06040 that tested to the north, and at depth, of the Central Rouravaara zone. This drill hole intersected a new zone of mineralization that returned 5.2 grams per tonne over 5.0 metres (true width) at approximately 250 metres below surface, suggesting that this zone is still open at depth, and to the north.

http://www.agnico-eagle.com/files/KittilaLongSectionFig1.pdf

Drill Hole	Zone	True Thickness (metres)	From (metres)	To (metres)	Gold (g/t)
SUBH05101	MAIN	20.4	429.6	458.8	6.1
SUBH05104	CENTRAL ROURAVAARA	19.0	344.6	371.7	6.3
SUBH06009	MAIN	12.1	500.5	518.5	5.5
SUBH06018	CENTRAL ROURAVAARA -EXTENSION	4.1	272.0	277.5	16.2
SUBH06039	MAIN	14.3	256.4	276.8	8.9
SUBH06027	SOUTH RIMMINVUOMA	7.0	204.7	214.0	5.0
SUBH06040	NEW — NORTH ROURAVAARA	5.0	553.0	561.0	5.2
SUBH06052	SOUTH RIMMINVUOMA	9.3	386.8	400.0	8.1
SUBH06073	SOUTH RIMMINVUOMA	3.0	373.7	378.3	10.4

A new gold zone, called the Rimminvuoma, has been discovered along the trend, only 700 metres north of the Kittila deposit. The location of this deposit is also shown in the previous graphic, viewable via the link provided.

To date, 12 holes have tested this zone of mineralization to a depth of 250 metres and the zone is open in all directions at depth. The most significant values were in hole 06052 that returned 8.1 grams of gold per tonne over 9.0 metres true width, at a depth of 100 metres. Also significant is that the Rimminvuoma zone is a blind discovery; significant gold mineralization was not discovered by the initial pass of exploration drilling at relatively shallow depths and it is believed that there is excellent exploration potential at relatively moderate depths. Diamond drilling will continue to further test the zone.

Another new gold zone, Hakokodanmaa, has been discovered about three kilometres further to the north of the Kittila deposit. The zone was discovered by follow-up exploration of a geochemical anomaly identified by previous work along the Suurikuusikko Trend. Most of the diamond drill holes that have tested the zone so far have intersected zones of gold mineralization associated with arsenopyrite and pyrite (which is also characteristic of the Kittila deposit). Although assay results have been sporadic, significant gold values such as 8.4 grams gold per tonne over 1.1 metres and 2.6 grams gold per tonne over 7.7 metres, in hole HAK06010, have been observed at relatively shallow depths. Based on the Kittila deposit, gold grades have tended to improve at depth when this type of mineralization has been observed. Exploration will continue to test the Hakokodanmaa zone both at depth and along strike. Some assays are still pending.

Drill Hole	True Thickness (metres)	From (metres)	To (metres)	Gold (g/t)
HAK06001	0.5	29.5	30.2	5.3
HAK06002	3.1	172.1	176.5	1.1
HAK06003	5.5	41.0	48.9	2.4
HAK06004	0.7	127.0	128.0	0.3
HAK06008	4.9	169.0	176.0	0.3
and	2.1	186.0	189.0	0.2
HAK06009	3.3	23.8	28.5	1.4
and	0.4	82.4	83.0	5.6
HAK06010*	1.1	72.7	73.4	8.4
and	7.7	135.0	146.0	2.6

*
preliminary results, no check assay to date

The Oijarvi Property

Since 2002, Agnico-Eagle, through Riddarhyttan Resources AB, has been exploring the Oijarvi Property via its 50/50 joint venture with Troy Resources NL. The property is located approximately 350 kilometres south of the Kittila mine project and 85 kilometres east of the town of Kemi, Finland. Agnico-Eagle is the exploration project operator.

The Oijarvi property covers a small late Archean-age greenstone belt, very similar to those found in the Canadian Shield, and which hosts several gold-bearing zones within the project area.

A diamond drilling program (seven holes for 3,140 metres) has recently been completed to test the depth and lateral continuity of the Kylmakangas gold zone, the most important of the currently known gold zones at Oijarvi. Previous exploration, including 20 diamond drill holes (for approximately 3,240 metres) completed by the joint venture and others, has traced a very steeply dipping gold zone.

This zone consists of two to three, closely-spaced and subparallel, white to gray coloured, quartz-sericite breccias up to 10 meters thick with minor chalcopyrite and galena (which appear to correlate with gold values) and other sulphides that follow the sheared and strongly altered southern contact of a quartz porphyry dyke within the greenstones.

Several of the most recent holes have intersected significant gold values over large thicknesses, including hole 06001 which returned 8.1 grams of gold per tonne and 70.2 grams of silver per tonne over 7.1 metres true width. The Kylmakangas gold zone has been traced for over 250 metres in strike length and it is open at depth below 250 metres, and to the east. Agnico-Eagle is reviewing the information in order to define the scope for future work by the Oijärvi joint venture.

A longitudinal section may be viewed via the following link.

http://www.agnico-eagle.com/files/KylmakangasGradeThicknessFig2.pdf

Drill Hole	True Thickness (metres)	From (metres)	To (metres)	Gold (g/t)	Silver (g/t)
06007	3.2	265.0	270.1	5.8	34.4
06006	6.7	224.5	236.0	4.9	34.9
06001	7.1	236.0	247.8	8.4	70.2
06002	0.7	232.6	233.9	5.6	65.3
and	6.5	237.2	249.0	4.3	84.1
06003	1.2	130.1	132.0	3.8	24.4
06005	8.6	207.8	222.7	4.0	55.0
R658*	17.2	100.2	123.8	10.8	60.8

*
previously released by Troy Resources NL

Strong Drilling Results at Pinos Altos

At the 100% owned Pinos Altos project in northern Mexico, a $23 million exploration program is well underway. As previously announced, objectives of the exploration program include:

•
converting resources to reserves;

•
expanding the resource by drilling in under-explored regions along strike and at depth;

•
completion of a feasibility study;

•
development of an underground ramp to provide a deeper drilling platform, and to expose the mineralization for sampling and examination.

Currently, five drills are operating on the property, focused largely on resource conversion at relatively shallow depths (less than 300 metres generally). To date, almost 18,000 metres have been drilled in 2006. The resources in the measured and indicated category will form the basis of the feasibility study.

A summary of the best results from the recent drilling on the main Santo Nino zone is found in the following table. These results have increased confidence that the overall gold and silver resource around Cerro Colorado and Santo Nino is likely to grow. One of the most significant results was in hole PA-05-81 that returned 5.8 grams gold per tonne and 42.0 grams silver per tonne over 2.5 metres at a depth of approximately 625 metres. This hole is approximately midway between the Santo Nino and Cerro Colorado zones. This intersection suggests that these two zones may join at depth. Also significant are the intersections returned in hole PA-06-83 (16.2 grams gold per tonne and 116.0 grams silver per tonne over 3.2 metres) that confirms the depth potential along the steep east plunge of Santo Nino, and also in hole PA-06-111 (6.3 grams gold per tonne and 105.0 grams silver per tonne over 39.0 metres) that supports the open pit potential of Santo Nino.

http://www.agnico-eagle.com/files/PinosGradeThicknessFig3.pdf

Drill Hole	Zone	True Thickness (metres)	From (metres)	To (metres)	Gold (g/t)	Silver (g/t)
PA-05-57A	Santo Nino	2.6	755.6	760.0	2.3	23
PA-05-81	Santo Nino	2.5	642.0	646.0	5.8	42
PA-06-83	Santo Nino	3.2	720.7	724.2	16.2	116
PA-06-85	Santo Nino	10.1	222.5	233.5	11.6	192
PA-06-90	Santo Nino	28.0	243.0	275.2	4.0	59
including	Santo Nino	3.2	251.9	255.5	26.0	93
PA-06-105	Santo Nino	29.0	245.0	292.0	2.6	82
including	Santo Nino	4.3	245.0	252.0	10.0	363
PA-06-111	Santo Nino	39.0	78.4	139.0	6.3	105
including	Santo Nino	14.6	78.4	101.0	9.1	184
and	Santo Nino	7.0	116.0	126.9	14.2	105

Exploration and resource conversion diamond drilling will now be focused at depths below 300 metres along the Santo Nino and Cerro Colorado zones and also along the San Eligio gold structure.

San Eligio is located approximately 250 metres north of Santo Nino, where surface mapping and prospecting has suggested good potential for additional mineralization on strike and at depths below 150 metres. Assays from the initial round of drilling are expected to be completed shortly. Visual inspection of the drill core resulted in sightings of visible gold. The core is very similar to that of Santo Nino, geologically.

The following link leads to a geological plan showing the location of the new zones of interest.

http://www.agnico-eagle.com/files/PinosGeologyPlanFig4.pdf

A recent discovery is in the Carola area, located in the northwestern quadrant of the Pinos Altos property, where initial exploration results have been encouraging. Although mineralization was previously detected in this area, grab samples and channel samples have confirmed the previous results. Prospecting and geological mapping have also resulted in the discovery of new showings that have returned gold values as high as 33.3 gpt. These results are spread over a large area, in excess of one square kilometre. Also of interest is the Creston Colorado occurrence where trenching has exposed a shallowly dipping zone of quartz vein mineralization grading 3.5 gpt gold over a 45.4 metre length at surface. While this is an apparent thickness on a shallowly dipping structure, the true thickness will be confirmed by the upcoming drill program. A drill is currently being mobilized to investigate the grade, thickness, orientation and extent of gold and silver mineralization in this sector.

http://www.agnico-eagle.com/files/PinosMascotaAndCrestonColoradoVeinsFig5.pdf

Prospecting and reconnaissance mapping has also traced what appears to be the Santo Nino structure almost two kilometres west of the zones of the mineral resource at Santo Nino, Cerro Colorado and Oberon de Weber. Additional exploration is planned in this sector.

The feasibility study at Pinos Altos is expected to consider a base case of approximately 3,000 tonnes of ore processed per day. However, there is increasing confidence that higher production rates may be possible.

Assuming a positive production decision is made in 2007, gold and silver production at Pinos Altos could begin in 2009.

New Gold Zone at Lapa

Recent exploration drilling has revealed a new extension to the gold bearing zone, named Contact Centre, on the 100% owned Lapa property, which is 11 kilometres east of LaRonde. The new Contact Centre zone is approximately parallel to, and immediately to the west of, the existing probable reserve at Lapa. This zone has been traced over a strike length of 50 metres and a vertical height of at least 200 metres. Initial assay results, tabulated below, are encouraging as the average grades returned, to date, are approaching double the average grade of the current Lapa probable reserve. One of the most significant gold results was in hole LA06-77-3 that assayed 14.0 grams per tonne over 9.7 metres true width. The drill results are preliminary, as check assays have not yet been completed.

Drill Hole	Zone	True Thickness (metres)	From (metres)	To (metres)	Gold (g/t)
LA06-69-48	CONTACT CENTER	4.1	206.1	211.2	12.5
LA06-69-49	CONTACT CENTER	3.8	208.0	213.0	25.1
LA06-77-1	CONTACT CENTER	2.8	244.5	248.1	13.9
LA06-77-2	CONTACT CENTER	2.8	243.0	246.6	6.0
LA06-77-3	CONTACT CENTER	9.7	204.5	215.9	14.0
LA06-77-5	CONTACT CENTER	10.5	197.0	209.3	8.9

Currently, deep exploration drilling is being planned from the shaft station on level 89 in order to test the inferred gold resource that extends down over 400 metres immediately below the currently planned Lapa shaft bottom at 1350 metres depth. Further reserve and resource conversion is expected with the year end 2006 results.

http://www.agnico-eagle.com/files/LapaLongSectionFig6.pdf

Massive Sulphides Intersected West of LaRonde

Exploration along the favorable horizon to the west of LaRonde along the level 215 exploration drift has intersected a new gold bearing polymetallic massive sulphide zone. The new discovery is located within a disseminated sulphide-rich, alteration zone (possibly the Zone 20 North Gold horizon) that extends down plunge westward from the adjacent former LaRonde #1 and Bousquet II massive sulphide gold mines (which combined, produced from 1988 to 1999 over three million ounces of gold in approximately 15 million tonnes of ore).

To date, two diamond drill holes, that were completed from the westernmost extension of the level 215 exploration drift, have intersected significant alteration with gold in semi-massive and massive sulphides (at 2,500 metres below surface and 1,900 metres west of the Penna shaft). The first indications were returned in hole 3215-133 that intersected strong alteration and anomalous gold values associated with semi-massive sulphide mineralization. The best intercept was in hole 3215-141, located approximately 100 metres west and 50 metres below 3215-133, and returned 3.9 gram of gold per tonne over 3.5 metres true width.

The massive sulphide mineralization and alteration appears to increase to the west, and is also open at depth. Follow-up drilling is currently in progress and the 215 exploration drift is planned to be extended for 240 metres in order to investigate the continuity, strike and depth extension of this new zone.

http://www.agnico-eagle.com/files/LaRondeLongSectionFig7.pdf

Drill Hole	True Thickness (metres)	From	To	Gold (g/t) Cut(1.5 oz)	Silver (oz/ton)	Copper (%)	Zinc (%)
3215-133	2.8	544.2	548.6	0.9	2.4	0.10	0.02
3215-141	3.5	526.2	530.9	3.9	8.1	0.05	0.22

Acquisition of Shares of Stornoway Diamond Corporation

In accordance with regulatory requirements, Agnico-Eagle announces that it has acquired 17,629,084 common shares of Stornoway Diamond Corporation upon the conversion of subscription receipts issued to it by Stornoway on July 21, 2006 in consideration of release of $22.5 million, plus accrued interest, that was being held in escrow pursuant to the terms of the subscription agreement entered into by Agnico-Eagle and accepted by Stornoway. The first closing of 15,670,297 common shares of Stornoway took place on September 18, 2006 and the second for 1,958,787 common shares of Stornoway on September 20, 2006. These securities represent approximately 11.68% of the issued and outstanding common shares in the capital of the Company.

In addition to the 17,629,084 common shares of Stornoway, Agnico-Eagle has received 4,968,747 common shares in the capital of Stornoway on the conversion of Agnico-Eagle's common shares in the capital of Contact Diamond Corporation on September 18, 2006 pursuant to the take over bid of Stornoway for Contact Diamond.

Agnico-Eagle now holds an aggregate of 22,597,831 common shares of Stornoway which represents a 16.87% interest, on an undiluted basis.

The securities of Stornoway, held by Agnico-Eagle, are held for investment purposes. It is the intention of Agnico-Eagle to evaluate the investment in the Company on a continuing basis and such holdings may be increased or decreased in the future.

For a copy of the report filed by Agnico-Eagle, please contact Gregory Laing, General Counsel, VP and Legal and Corporate Secretary at (416) 847-3708.

Forward-Looking Statements

The information in this press release has been prepared as at November 21, 2006. Certain statements contained in this press release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward looking information under the provisions of Canadian provincial securities laws. When used in this document, words such as "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements or information.

Such statements and information include without limitation: estimates of future mineral production; statements and information as to the projected development of certain ore deposits, including estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of reserves and resources, and statements and information regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company's minesites and exploration properties; and other statements and information regarding anticipated trends with respect to the Company's operations and exploration. Such statements and information reflect the Company's views as at the date of this press release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements and information. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; risks related to title issues at the Pinos Altos project; governmental and environmental regulation; the volatility of the Company's stock price; and risks associated with the Company's byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see Company's Annual Information Form and Annual Report on Form 20-F, as amended, for the year ended December 31, 2005, as well as the Company's other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission. The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be materially different from those currently anticipated.

About Agnico-Eagle

Agnico-Eagle is a long established Canadian gold producer with operations located in Quebec and exploration and development activities in Canada, Finland, Mexico and the United States. Agnico-Eagle's LaRonde Mine is Canada's largest gold deposit in terms of reserves. The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales. It has paid a cash dividend for 26 consecutive years.

Notes to Investors Concerning Estimates of Mineral Resources

Cautionary Note to investors concerning estimates of Measured and Indicated Resources.

This press release may use the terms "measured resources" and "indicated resources". We advise investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to investors concerning estimates of Inferred Resources.

This press release may also use the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note to Investors — The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred," "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F/A, which may be obtained from us, or from the SEC's website at: http://sec.gov/edgar.shtml.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. A probable mineral reserve is the economically mineable part of an indicated mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.

A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonable assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production.

François Blanchet, P.Eng., LaRonde Division's superintendant of geology, is the qualified person responsible for the LaRonde Division exploration information presented in this press release. The qualified person responsible for the LaRonde I and LaRonde II mineral reserve and resource estimate is Marc Ruel, P.Geo., LaRonde Division's superintendent of mining. The effective date of the estimate is February 22, 2006, using, except for the operating and capital cost assumptions (that are described above), key assumptions, parameters and methods used to estimated the mineral resources and reserves that are not significantly different as that found in the Technical Report by Guy Gosselin, P.Geo., the Company's manager of Canadian exploration, that was posted on SEDAR on March 23, 2005. Issues that might materially affect the LaRonde I and LaRonde II mineral resources and resources are set out in the Technical Report filed on March 23, 2005.

Normand Bédard, P.Geo., the superintendent of technical services for the Lapa project is the qualified person responsible for the exploration information presented in this press release concerning the Lapa project. The quality of the assay data comprising the exploration information presented in this press release was reviewed by a qualified person, Keith Blair, P.Geo. of Applied Geoscience LLC of Reno, Nevada. Some preliminary results are exceptionally disclosed herein; in the opinion of Normand Bédard, although their quality is expected but not yet possible to verify, they can be disclosed.

The qualified person responsible for the Lapa mineral reserve and mineral resource estimate is Normand Bédard P.Geo., the superintendent of technical services, Lapa project. A description of the key assumptions, parameters and methods used to estimate the mineral resources and reserves and any issues which might materially affect the latter may be found in the Technical Report on the Lapa Gold Project that was posted on SEDAR on June 8, 2006. The effective date of the estimate is May 31, 2006.

Marc Legault, P.Eng., the Company's vice-president, project development, is the qualified person responsible for the exploration information presented in this press release concerning the Kittila and Oijarvi projects. The quality of the assay data comprising the exploration information reported in this press release was reviewed by a qualified person, Keith Blair, P.Geo. of Applied Geoscience LLC of Reno, Nevada.

The qualified person responsible for the Kittila mineral resource and mineral reserve estimate is Normand Bédard P.Geo., superintendent of Technical Services, Lapa project. The effective date of the estimate is February 22, 2006. The Kittila open pit mineral reserve was revised on April 11th 2006 by a qualified person, Patrice Live, Eng. of Breton, Bandeville et Associés of Montreal, Quebec. For the revised open pit reserves, a minimum 1.40 gram per tonne gold grade was used. This resulted in a minor change in the Kittila mine project's probable reserves and mineral resources. Other than the open pit parameters describe above, information regarding the scientific and technical information contained herein, including a description of the key assumptions, parameters and methods used to estimate the mineral resources and reserves, is set out in the technical report on the Suurikuusikko project (now the Kittila mine project) that was posted on SEDAR on March 14, 2006. There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Kittila mineral resources or mineral reserves.

Roger Doucet, P.Geo., manager of exploration in Mexico for the Company, is the qualified person responsible for the Pinos Altos project's exploration information presented in this press release. The quality of the assay data comprising the exploration reported in this press release was monitored by a qualified person, Keith Blair, P.Geo. of Applied Geoscience LLC of Reno, Nevada. Assay values from the Carola area were either from grab samples or saw-cut continuous channel samples; sample quality is being monitored using the same procedures as for diamond drill samples. All samples from Pinos Altos are assayed for gold at ALS Chemex in Vancouver using standard fire assay (30 gram charge) with either a atomic absorption or gravimetric finish.

The qualified person responsible for the Pinos Altos mineral resource estimate is Christian D'Amours, P.Geo. of Service Conseil Geopointcom of Val d'Or Quebec. The effective date of the estimate is February 13, 2006.

Wireframe models of zones comprising the Pinos Altos deposit that were used to estimate the mineral resource were derived using drill hole intercepts. The key assumptions used to determine the drill hole intercept intervals were a gold price of $400 per ounce, a silver price of $6.00 per ounce, metallurgical recoveries of 92.4% for gold and 47.8% for silver, and net smelter return cut-offs that varied were applied depending on whether the material could be potentially mined by open pit or by underground methods. Gold assays were cut to 41 grams per tonne while silver assays were cut to 1,500 grams per tonne. For the open pit resource models (estimated to a maximum depth of approximately 130 metres to 170 metres, depending on the zone), a minimum net smelter return cut-off of $11.90 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 4.0 metres (horizontal width). For the underground resource models, a minimum net smelter return cut-off of $35.60 per tonne was used to evaluate drill hole intercepts that have been adjusted to respect a minimum mining width of 3.0 metres (horizontal width).

The mineral resource estimate was derived using a three dimensional block model of the deposit; the grades were interpolated using the inverse distance power squared method. The same cut-off values and metallurgical recoveries were used to estimate the mineral resource as were to build the wireframe models but the price assumptions are the mean historic three-year average prices assumptions (fixed by the Company and described above). Although the price assumptions used to constrain the wireframe models are slightly lower than used to compile the resource model, it is the opinion of the qualified person that the differences are not significant.

The data verification process of historic drill hole information for Pinos Altos consisted of comparing a selective amount of primary information in the mineral resource data base (such as drill hole location, orientation, sample location, assay result and geological description data) against original records (such as field drill sites, original survey reports and drill core descriptions, drill core stored in the library, and assay laboratory reports). Verification also consisted of reviewing the historic assay data base and selecting additional samples for check assaying. This verification was done under the supervision of a qualified person, Marc Legault, P.Eng., the Company's Vice President, Project Development. The historic drill hole information that was verified showed acceptable results and only a very small but acceptable error rate was observed. Although this method of selective verification suggests that the entire mineral resource data base is of good quality, there may be errors in the proportion of data that was not verified.

All of the exploration information collected by the Company (except for the assay results) and inserted into the mineral resource data base was verified against original records by a qualified person, Dino Lombardi, P.Geo., the Company's Senior Geologist for International Projects. The quality of the assay data inserted into the Pinos Altos mineral resource data base was monitored by a qualified person, Keith Blair, P.Geo. of Applied Geoscience LLC of Reno, Nevada. The verification methods used do not eliminate all of the possible errors (for example, sample bias that can only be verified through additional testing). There are no known environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues that materially affect the Pinos Altos mineral resources.

Disclosure of Hakokodanmaa Drill Hole Locations:

HOLE-ID	N*	E	Z	AZIMUTH	DIP	LENGTH
HAK06001	7540900	2558750	220	270	-49.03	159.35
HAK06002	7541000	2558870	220	270	-48.75	196.05
HAK06003	7541000	2558750	220	270	-48.29	191.1
HAK06004	7541000	2558630	220	270	-47.59	175
HAK06005	7540900	2558860	220	270	-48.89	230.1
HAK06006	7541100	2558730	220	270	-47.41	185.05
HAK06007	7541300	2558700	220	270	-49.6	164.3
HAK06008	7541700	2558750	220	270	-49.53	277.25
HAK06009	7540900	2558800	220	270	-47.48	232.8
HAK060010	7540900	2558935	220	270	-55.7	364.2
HAK060011	7540900	2558990	220	270	-55.89	167.1
HAK060012	7540950	2558800	220	270	-49.53	201.4
HAK060013	7541000	2558790	220	270	-51.71	248.15
HAK060014	7541000	2558680	220	270	-49.76	201.85
HAK060015	7540850	2558815	220	270	-47.99	285.75
HAK060016	7541700	2558690	220	270	-47.34	290.05

*
Finnish KKJ2 Coordinate System

QuickLinks

AGNICO-EAGLE DISCOVERS NEW GOLD ZONES AT PINOS ALTOS, KITTILA, LAPA AND LARONDE / BOUSQUET